

November 7, 2013

<u>Via U.S. Mail</u>
Mr. Dane West
Chief Executive Officer
RegalWorks Media, Inc.
225 Santa Monica Blvd. Suite 300
Santa Monica, CA 90401

      Re: **RegalWorks Media, Inc.**
              Form 8-K
              Filed November 5, 2013
              File No. 0-52846

Dear Mr. West:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

1. We note your disclosure in the second paragraph that the principal accountant's report on the financial statements did not contain any adverse opinion or disclaimer of opinion, and was not modified as to uncertainty, audit scope, or accounting principles. However, we note the audit reports included in your Form 10-K filed April 9, 2013 and your Form 10-K filed April 16, 2012, include a going concern paragraph. Please revise accordingly.

2. Please revise your filing to disclose if there were any disagreements through the subsequent interim period preceding the resignation of the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its reports. In this regard we note that the former auditor was dismissed on November 1, 2013. Refer to Item 304(a)(1)(iv) of Regulation S-K.

3. Please revise your filing to disclose whether you consulted the newly engaged accountant in the two most recent fiscal years or any interim period prior to engaging the accountant. In this regard, we note that based on your first paragraph PLS CPA appears to be your newly engaged accountant and the engagement appears to have occurred on November 1, 2013.

4. To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountants agree with the statements made in your revised Form 8-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

•   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3732 with any questions.

Sincerely,

/s/ Melinda Hooker

Melinda Hooker
Accountant